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SECURITIES ANDEX
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FEB 2 6 2010
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SEC FILE NUMBER
8-65768

ANNUAL AUDITED REPORT
FORM X-1 7A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brandt, Kelly & Simmons Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28411 Northwestern Highway, Suite 200
(No. and Street)

Southfield	MI	48034
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Simmons (248) 358-6500
(Area Code — Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MRPR Group PC
(Name - *if individual, state last, first, middle name)*

28411 Northwestern Hwy., Suite 800	Southfield	MI	48034
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement off acts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig Simmons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brandt, Kelly & Simmons Securities, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member
Title

Notary Public

LYNN ANN POTRYKUS
Notary Public, State of Michigan
County of Livingston
My Commission Expires Oct. 29, 2010
Acting in the County of Oakland

This report ** contains (check all applicable boxes):

x (a) Facing Page.
x (b) Statement of Financial Condition.
x (c) Statement of Income (Loss).
x (d) Statement of Changes in Financial Condition.
x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
x (g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x (1) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
x (o) Independent auditors' report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRANDT, KELLY & SIMMONS SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a5 OF THE SECURITIES AND EXCHANGE COMMISSION

AND

INDEPENDENT AUDITORS' REPORT

FOR THE YEAR ENDED DECEMBER 31, 2009

MRPR GROUP CPAs & Advisors
One Northwestern Plaza, 28411 Northwestern Highway, Suite 800, Southfield, MI 48034-5538
(248) 357-9000 Fax (248) 357-9001 www.mrpr.com

INDEPENDENT AUDITORS' REPORT

Members
Brandt, Kelly & Simmons Securities, LLC
Southfield, Michigan

We have audited the accompanying statement of financial condition of Brandt, Kelly & Simmons Securities, LLC , as of December 31, 2009, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brandt, Kelly & Simmons Securities, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule of computation of net capital and computation of aggregate indebtedness is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MRPR Group P.C.

Southfield, Michigan
February 25, 2010

A WORLDWIDE ASSOCIATION OF INDEPENDENT PUBLIC ACCOUNTING AND CONSULTING FIRMS
INDEPENDENT MEMBER OF POLARIS™ INTERNATIONAL

TABLE OF CONTENTS

BRANDT, KELLY & SIMMONS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 20,689
Accounts receivable	8,935
Prepaid expenses	3,955
Total assets	$ 33,579

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	
Accounts payable	$ 964
Accrued commissions	17,173
Total liabilities	18,137
MEMBERS' EQUITY	15,442
Total liabilities and members' equity	$ 33,579

The accompanying notes to financial statements are an integral part of this statement.

BRANDT, KELLY & SIMMONS SECURITIES, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES:	
Commissions	$ 134,465
EXPENSES:	
Regulatory and registration fees	3,190
Professional fees	13,641
Commissions	85,110
Dues and subscriptions	993
Insurance	699
Rent	7,320
Utilities and telephone	1,368
Internet fees	1,332
Payroll expenses	15,612
Maintenance	144
Office supplies and expense	936
Equipment rental	372
Postage	1,058
Total expenses	131,775
NET INCOME	$ 2,690

The accompanying notes to financial statements
are an integral part of this statement.

BRANDT, KELLY & SIMMONS SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

Member	Members' Equity - Beginning of Year	Net Income for the Year	Capital Contribution	Members' Withdrawal	Members' Equity - End of Year
K. Brandt	$ 6,648	$ 1,345	$ 15,228	$ (15,500)	$ 7,721
C. Simmons	6,648	1,345	15,228	(15,500)	7,721
Total	$ 13,296	$ 2,690	$ 30,456	$ (31,000)	$ 15,442

The accompanying notes to financial statements are an integral part of this statement.

BRANDT, KELLY & SIMMONS SECURITIES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 2,690
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Accounts receivable	(3,259)
Refundable state business taxes	1,410
Prepaid expenses	(1,450)
Increase (decrease) in:	
Accounts payable	964
Accrued commissions	11,284
Net cash provided by operating activities	11,639
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions from members	30,456
Members' withdrawals	(31,000)
Net cash used in financing activities	(544)
NET INCREASE IN CASH	11,095
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	9,594
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 20,689

The accompanying notes to financial statements are an integral part of this statement.

NOTE 1 - Summary of Significant Accounting Policies

Company background - Brandt, Kelly & Simmons Securities, LLC (a Michigan Limited Liability Company) was organized November 7, 2002 for the purpose of doing business as a broker-dealer. The Company clears all of its securities transactions with and for customers on a fully disclosed basis. All trades are cleared through another broker-dealer.

Cash and cash equivalents - The Company considers any investment with a maturity of three months or less at date of purchase to be cash or cash equivalent. There are no cash equivalents at December 31, 2009.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue and expenses recognition - Revenues consist generally of commissions on mutual fund and variable product sales and are recorded (on a settlement date basis) as they are earned. Expenses are recorded as they accrue.

Computation of customer reserve - The Company is exempt from customer reserve requirements and from providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

SIPC assessment accountants' report - Because the Company's revenues are less than $500,000, the supplemental accountants' report required by SEC Rule 17A-5(e)(4), relative to Securities Investor Protection Corporation assessments, is not required.

Income taxes - The accompanying financial statements do not include a provision or liability for Federal income taxes because the members are taxed individually on their share of Company earnings.

Recently issued accounting pronouncements - The Company has adopted all recently issued accounting pronouncements. The adoption of the accounting pronouncements, and anticipated adoption of those not yet effective is not expected to have a material effect on the financial position or results of operations of the Company.

Events occurring after reporting date - The Company has evaluated events and transactions that occurred between December 31, 2009 and February 25, 2010, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission "Uniform Net Capital Rule" (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3 % of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2009, the Company had net capital of $11,392 which was $6,392 in excess of the required net capital of $5,000. The Company's net capital ratio was 1.59 to 1.00.

There are no differences between the Computation of Net Capital as reported in the December 31, 2009 Focus Report as amended and the amount reported in the audited financial statements.

NOTE 3 - Related Party Transactions

The Company shares office space with BKS Advisors, LLC, a registered investment advisory firm that is owned by the members of Brandt, Kelly & Simmons Securities, LLC.

Brandt, Kelly & Simmons Securities, LLC undertakes variable and mutual fund transactions on behalf of clients of BKS Advisors, LLC.

Expense agreement and Company resolutions - In compliance with the Securities and Exchange Commission Division of Market Regulation's letter ruling dated July 11, 2003, the Companies consented to and adopted a revolving resolution, whereby the following monthly "non-regulatory" expenses will be reported as expenses of Brandt, Kelly & Simmons Securities, LLC and reflected as a capital contribution by BKS Advisors, LLC on behalf of its members.

Expenses	*Monthly Amount*
Payroll expenses	$ 1,301
Office rent	596
Utilities	38
Telephone/internet services	152
Postage	72
Office supplies	72
Equipment rental	31
Parking fees	14
Printing and reproduction	6
Professional fees	206
Maintenance	12
Liability insurance	38
Total	$ 2,538

NOTE 4 - Contingencies

The Company does not maintain errors and omissions insurance coverage and therefore is exposed to claims arising in the normal course of its activities. Currently, there are no pending claims.

BRANDT, KELLY & SIMMONS SECURITIES, LLC

SCHEDULE OF COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2009

NET CAPITAL:	
Members' equity	$ 15,442
DEDUCT:	
Prepaid expenses	3,955
CRD deposit	95
Total	4,050
NET CAPITAL	11,392
MINIMUM REQUIRED NET CAPITAL	(5,000)
EXCESS NET CAPITAL	$ 6,392

There are no differences between the Computation of Net Capital as reported in the December 31, 2009 Focus Report as amended and the amount reported in the audited financial statements.

BRANDT, KELLY & SIMMONS SECURITIES, LLC

SCHEDULE OF COMPUTATION OF AGGREGATE INDEBTEDNESS AS OF DECEMBER 31, 2009

NET CAPITAL	$ 11,392
LIABILITIES	$ 18,137
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.59 x to 1.00

MRPR GROUP CPAs & Advisors
One Northwestern Plaza, 28411 Northwestern Highway, Suite 800, Southfield, MI 48034-5538
(248) 357-9000 Fax (248) 357-9001 www.mrpr.com

Brandt, Kelly & Simmons Securities, LLC

In planning and performing our audit of the financial statements of Brandt, Kelly & Simmons Securities, LLC (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

MRPR Group P.C.

Southfield, Michigan
February 25, 2010